EXHIBIT 2.4

DESCRIPTION OF RIGHTS OF SECURITIES

The authorized capital stock of SharpLink Gaming Ltd. (the “Company,” “we” or “us”) consists of 92,900,000 Ordinary Shares, 800,000 Preferred A Shares, 2,600,000 Preferred A-1 Shares and 3,700,000 Preferred B Shares, nominal value NIS 0.06 each.

Ordinary Shares

As of March 30,2023, we have issued and outstanding 26,881,144 Ordinary Shares. Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “SBET.” The transfer agent for our Ordinary Shares is American Stock Transfer & Trust Company, and its address is 6201 15th Avenue Brooklyn, New York 11219.

The rights attached to the Ordinary Shares are as follows:

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equal rights to receive an invitation to attend all of and vote at all of the general meetings of the Company. Each one of the Ordinary Shares will confer upon the holder a single vote at every general meeting of the Company at which the holder participates and votes, in person, by agent, or by proxy.

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equal rights to receive dividends, if and when distributed, whether in cash or any other manner, and to participate in a distribution of bonus shares, if and when distributed, according to the ratio between the shareholders’ holdings in the Company’s issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation) and the Company’s total issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation).

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equal right to participate in a distribution of the Company’s assets available for distribution, in the event of liquidation or winding-up of the Company, following the distribution to the holders of the Series B Preferred Shares, if applicable, and pari-passu with the Series A and Series A-1 Preferred Shares (on an as-converted basis).

Liability to capital calls by our Company.  Under our Articles of Association, the liability of our shareholders is limited to the payment of the unpaid amount that they are required to pay the Company for the shares held by them.

Limitations on any existing or prospective major shareholder.

The Israeli Companies Law, 1999, as amended (the “Israeli Companies Law”) requires that an office holder (a term that includes also directors and executive officers)  promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any material documents in their possession, in connection with any existing or proposed transaction by us. The disclosure requirements that apply to an office holder also apply to a transaction in which a controlling shareholder of the company has a personal interest.  The Israeli Companies Law provides that an extraordinary transaction (a transaction other than in the ordinary course of business, other than on market terms, or that may have a material impact on the company’s profitability, assets or liabilities) with a controlling shareholder or an extraordinary transaction with another person in which the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding Terms of Service and Employment, must be approved by the audit committee or the compensation committee, as the case may be, the board of directors and shareholders.  The shareholders’ approval of such a transaction requires a simple majority approval and the fulfillment of one of the following conditions: (i) at least a majority of the votes cast by shareholders who have no personal interest in the transaction and who vote on the matter are voted in favor of the transaction, or (ii) the votes cast by shareholders who have no personal interest in the transaction voted against the transaction do not represent more than two percent of the voting rights in the company. In addition, any such transaction with a term that exceeds three years requires approval as described above every three years, unless (with respect only to extraordinary transactions and not to other transactions that require the special approval process) the audit committee approves that a longer term is reasonable under the circumstances.

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Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the compensation committee and the board of directors agree that such arrangements are solely for the benefit of the company or if the directors’ compensation does not exceed the maximum amount of compensation for outside directors determined by applicable regulations.

Preferred A-1 Shares and Preferred B Shares

The Company’s authorized shares capital includes Preferred Stock of the following classes, the rights, terms and preferences of which are summarized below: Preferred A-1 Shares and Preferred B Shares. As of March 30, 2023, the Company has 63,806 Preferred A-1 Shares and 124,810 Preferred B Shares issued and outstanding.

Our Articles provide that we shall not effect any conversion of the Preferred Shares to the extent that, after giving effect to the conversion, the applicable shareholder would beneficially own in excess of the Beneficial Ownership Limitation. The “Beneficial Ownership Limitation” is defined as  9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon conversion of Preferred Shares held by the applicable shareholder. The applicable shareholder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions applicable to its Preferred Shares, but not greater than 9.99%. Any such increase or decrease in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company and shall only apply to such shareholder.

Preferred A-1 Shares

As of March 30, 2023, there were 63,806 Preferred A-1 Shares  accrued, but not yet issued as payment of quarterly dividends on the Preferred B Shares held by Alpha Capital Anstalt (“Alpha”).  Preferred A-1 Shares have equal rights to the Ordinary Shares and are convertible into Ordinary Shares on a 1-for-1 basis (subject to customary adjustments); provided, however, that the Preferred A-1 Shares shall not be converted to the extent that, after giving effect to such conversion, the holder of the Preferred A-1 Shares (together with such holder’s affiliates and any persons acting as a group together with such holder) would beneficially own in excess of the beneficial ownership cap, which is initially set at 9.99%, of the number of the Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon conversion of the Preferred A-1 Shares held by the holder, or the Beneficial Ownership Limitation.

Prior to conversion into Ordinary Shares, the Preferred A-1 Shares are entitled to the following rights:

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equal rights to receive dividends, if and when distributed to holders of Ordinary Shares, whether in cash or any other manner, and to participate in a distribution of bonus shares, if and when distributed, according to the ratio between the shareholders’ holdings in the Company’s issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation) and the Company’s total issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation);

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equal right to participate in a distribution of the Company’s assets available for distribution, in the event of liquidation or winding-up of the Company, on an as-converted basis, following the distribution to the holders of the Series B Preferred Shares, if applicable, and pari passu with the Ordinary Shares; and

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equal rights to vote on all matters submitted to a vote of the Ordinary Shares (on an as-converted basis, but only up to the number of votes equal to the number of Ordinary Shares into which the Preferred Shares would be convertible pursuant to the Beneficial Ownership Limitation). The rights attached to any class (other than modifications to the Beneficial Ownership Limitation, which may not be modified) may be modified or abrogated by the affirmative consent of the respective Determining Majority of the shares of such class; provided, however, that the creation of additional shares of a specific class, or the issuance of additional shares of a specific class, shall not be deemed a modification or abrogation of rights attached to shares of such class or of any other class.

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Preferred B Shares

The Preferred B Shares, currently held by Alpha, are non-voting shares and convertible into Ordinary Shares on a 1-for-1 basis (subject to customary adjustments), subject to the Beneficial Ownership Limitation.

Prior to conversion into Ordinary Shares, the Preferred B Shares are entitled to the following rights:

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until the second anniversary of their issuance, a right to receive cumulative dividends at the rate per share (as a percentage of the Preferred B Shares’ Per Preferred Share Purchase Price) of 8% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on the date of issuance and on each conversion (with respect only to Preferred B Shares being converted) (each such date, a “Dividend Payment Date”) in cash, or at the Company’s option, in duly authorized, validly issued, fully paid and non-assessable Preferred A-1 Shares, or a combination thereof. Dividends on the Preferred B Shares shall be calculated on the basis of a 360-day year, consisting of twelve 30 day periods, and shall accrue daily commencing on the date a Preferred B Share is issued, and shall be deemed to accrue from such date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Company legally available for the payment of dividends. The payment of the dividends in Preferred A-1 Shares shall be made in a number of shares equal to the amount to be paid divided by the Per Preferred Share Purchase Price of the Preferred A-1 Shares as of the Dividend Payment Date.

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a right to receive from the Company an amount equal to the purchase price of each outstanding Preferred B Share, plus any accrued and unpaid dividends, fees or liquidated damages due thereon (in connection with delays in conversion of Preferred B Shares), to be paid upon any liquidation, dissolution or winding-up of the Company, before any distribution to the other securityholders of the Company;

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a “full ratchet” anti-dilution adjustment to the conversion price of the Preferred B Shares in the event the Company issues or sells Ordinary Shares or Ordinary Share equivalents for a consideration per share that is less than the conversion price per share of the Preferred B Shares then in effect, other than in connection with an Exempt Issuance (as such term is defined in the Revised Articles) and to a minimum price equal to the higher of: (A) $0.20 and (B) 20% of the closing price on the trading day immediately prior to the consummation of the Transaction; and

Limitations on the Rights to Own Securities in Our Company

Neither our Memorandum of Association nor our Articles of Association nor any applicable law restrict in any way the ownership or voting of shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

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Tender Offer

The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of a “control stake” (i.e., shares granting 25% or more of the aggregate voting rights at a general meeting of the company). This rule does not apply if there is already another shareholder holding 25% or of the company.  Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than a 45% of the aggregate voting rights at a general meeting of the company, unless there is another shareholder holding more than 45% of the aggregate voting rights at a general meeting of the company. These requirements do not apply if, in general, the acquisition: (1) was made in a private placement that received shareholder approval as a private placement that was meant to grant the purchaser 25% or more of the voting rights of a company in which no other shareholder holds 25% or more of the voting rights, or to grant the purchaser more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights, (2) was from a 25% or greater shareholder of the company which resulted in the acquiror becoming a 25% or greater shareholder of the company, or (3) was from a shareholder holding more than a 45% interest in the company which resulted in the acquiror becoming a holder of more than a 45% interest in the company.

If, as a result of an acquisition of shares, the acquiror will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares (a “Full Tender Offer”). A Full Tender Offer is accepted if either: (i) holders of less than 5% of the outstanding shares do not accept the tender offer and more than half of the offerees who do not have a personal interest in accepting the tender offer accepted it, or (ii) holders of less than 2% of the outstanding shares do not accept the tender offer. If the Full Tender Offer is not accepted, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

The Israeli Companies Law provides for appraisal rights in the event a Full Tender Offer is accepted if the shareholder files a request with the court within six months following the consummation of a Full Tender Offer. The acquirer may provide in the tender offer documents that any shareholder that accepted the offer and tendered his shares will not be entitled to appraisal rights.

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, except under certain circumstances specified below, by the majority of each party’s shares voted on the proposed merger at a shareholders meeting. A merger is defined as the transfer of all assets and liabilities, including conditional, future, known and unknown debts of the target company to the surviving company, as a result of which the target company is liquidated, and stricken out of the Companies Register.

Under the Israeli Companies Law, if one of the merging companies, or a shareholder that holds 25% or more of the means of control of one of the merging companies (a “25% Shareholder”), holds shares of the other merging company, then a dissenting vote of holders of the majority of the shares of the other merging company present and voting, excluding shares held by the merging company or a 25% Shareholder thereof, or by anyone acting on behalf of either of them, their relatives and corporations controlled by them, is sufficient to reject the merger transaction.  Means of control are defined as any of the following: (i) the right to vote at a general meeting of a company; and (ii) the right to appoint a director of a company.  If the transaction would have been approved but for the exclusion of the votes as previously indicated, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of the company.  The court will not approve a merger unless it is convinced that the merger is fair and reasonable, taking into account the values of the merging companies and the consideration offered to the shareholders.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merged company.  In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days have passed from the date that shareholder approval of both merging companies was obtained.

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Notwithstanding the foregoing, a merger is not subject to the approval of the shareholders of the target company if the target company is a wholly owned subsidiary of the surviving company.  In addition, a merger is not subject to the approval of the shareholders of the surviving company if:

•	the merger does not require the alteration of the memorandum or articles of association of the surviving company;
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the surviving company would not issue more than 20% of the voting rights thereof in the course of the merger and no person will become, as a result of the issuance, a controlling shareholder of the surviving company (for this purpose any securities convertible into shares of the surviving company that such person holds or that are issued to him in the course of the merger are deemed to have been converted or exercised);

•	neither the target company, nor any shareholder that holds 25% of the means of control of the target company is a shareholder of the surviving company; and
•	there is no person that holds 25% or more of the means of control in both companies.

Disclosure of Shareholders Ownership

The Israeli Securities Law and regulations promulgated thereunder do not require shareholders of a company whose shares are publicly traded solely on a stock exchange outside of Israel, as in the case of our Company, to disclose their share ownership.

Changes in Our Capital

Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 75% of the votes of shareholders participating and voting in the general meeting.

Annual and Extraordinary Meetings

Under the Israeli Companies Law, a company must convene an annual meeting of shareholders at least once every calendar year and within 15 months of the last annual meeting with a notice of at least 35 days prior to the date of the meeting is required.  Our board of directors may, in its discretion, convene additional meetings as “extraordinary general meetings.” In addition, the board must convene a special general meeting upon the demand of two of the directors or 25% of the directors, one or more shareholders holding at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders holding at least 5% of the voting power in the company.

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy and holding Ordinary Shares (on an as-converted basis) conferring in the aggregate more than twenty-five percent (25%) of the total voting power attached to the Ordinary Shares of the company.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  At the reconvened meeting, the required quorum consists of any two or more holders of Ordinary Shares (on an as-converted basis).

A resolution, including, but not limited to, a resolution to amend the Articles and to approve a merger of the company, shall be deemed adopted at a general meeting if the requisite quorum is present and the resolution is supported by holders of Ordinary Shares (on an as-converted basis) present, in person or by proxy, vested with more than fifty percent (50%) of the total voting power attached to the Ordinary Shares (on an as-converted basis, subject to the Beneficial Ownership Limitation) whose holders were present, in person or by proxy, at such general meeting and voted thereon, or such other percentage as is required by these Articles or by the law.

Pursuant to our Articles of Association, our directors (other than outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. All the members of our Board of Directors (except the outside directors who generally have a limitation of three three-year terms) may be reelected upon completion of their term of office.

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Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public and are held by the public are required to appoint at least two outside directors. Outside directors are elected by shareholders. In general, outside directors serve for a three-year term, which may be renewed for only two additional three-year term. However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Capital Market, such as our Company, may appoint an outside director for additional terms of not more than three years each, subject to certain conditions. For more information regarding the election of outside directors, see the proxy statement on form DEF14A to be filed by the Company.

Warrants

As of March 30, 2023, the Company has issued 12,803,593 warrants exercisable for Ordinary Shares.

Pre-Funded Warrants

In November 2021, the Company issued certain pre-funded warrants (the “Prefunded Warrants”) to Alpha to purchase 1,253,592 Ordinary Shares. Each Prefunded Warrant allows its holder to purchase an Ordinary Share for $0.01.

Exercise of the Prefunded Warrants will be limited by the Beneficial Ownership Limitation. The Prefunded Warrants may be exercised by payment of the exercise price in cash or on a cashless basis by forfeiture of Prefunded Warrants equal in value to the exercise price. The Prefunded Warrants are subject to standard anti-dilution adjustments. The Prefunded Warrants do not have an expiration date.

Regular Warrants

In November 2021, the Company issued certain warrants to purchase 2,666,667 Ordinary Shares to Alpha. Each warrant originally had an exercise price of $4.50 per share, which was reduced to $0.06 pursuant to the securities purchase agreement entered between the Company and Alpha on February 14, 2023. These warrants were eligible to be exercised beginning on May 19, 2022 and will expire on November 19, 2025. These warrants may be exercised only by payment of the exercise price in cash, unless at the time of exercise there is not a registration statement in place for the underlying Ordinary Shares, in which case the warrants will be eligible for net exercise by forfeiture of the warrants with value equal to the exercise price.  The exercise of the warrants will be limited by the Beneficial Ownership Limitation. The warrants are subject to standard anti-dilution adjustments.

In February 2023, the Company issued warrants to Alpha to purchase 8,800,000 Ordinary Shares. Each warrant has an initial exercise price of $0.875 per share.  These warrants were eligible to be exercised beginning February 15, 2023 and will expire on February 15, 2028.  The exercise price of these warrants is subject to an initial reset immediately prior to the Company’s filing of a proxy statement that includes the shareholder approval proposal to the lower of $0.875 and the average of the five Nasdaq official closing prices immediately preceding such date.  The exercise of these warrants will be limited by the Beneficial Ownership Limitation.  These warrants provide for adjustments to the exercise price in connection with stock dividends and splits, subsequent equity sales and rights offerings, pro rata distributions, and certain fundamental transactions.  In the event the Company, at any time while these warrants are still outstanding, issues or grants any right to re-price Ordinary Shares or any type of securities giving rights to obtain ordinary shares at a price below exercise price, the holder of the warrants shall be extended full-ratchet anti-dilution protection on the warrants (reduction in price, only, no increase in number of warrants, and subject to customary Exempt Transaction issuances), and such reset shall not be limited by $0.30 per share.

Warrants - MTS

Prior to the MTS Merger, the MTS shareholders approved the issuance of a warrant to the former MTS CEO to acquire 58,334 ordinary shares, at an exercise price of $2.642, which vested and became immediately exercisable upon the consummation of the MTS Merger. The warrant was granted on July 21, 2021 and expires three years after the grant date. This warrant does not entitle the holder to any voting rights, dividends or other rights as a shareholder of SharpLink prior to the exercise of the warrant.

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